SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                ------------
                               Schedule 14D-1
                             (Amendment No. 7)
            Tender Offer Statement pursuant to Section 14(D)(1)
                   of the Securities Exchange Act of 1934
                                ------------
                       Exide Electronics Group, Inc.
                         (Name of Subject Company)

                        PQR Acquisition Corporation
                            Danaher Corporation
                                 (Bidders)

                   Common Stock, par value $.01 per share
                     (including the associated rights)
                       (Title of Class of Securities)

                               302052 6 10 5
                   (CUSIP Number of Class of Securities)

                   Series G Convertible Preferred Stock,
                          par value $.01 per share
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                Warrants to Purchase Shares of Common Stock
                       (Title of Class of Securities)

                               302052 6 11 3
                   (CUSIP Number of Class of Securities)
                                ------------
                            Patrick W. Allender
                        PQR Acquisition Corporation
                          c/o Danaher Corporation
                     1250 24th Street, N.W., Suite 8000
                           Washington, D.C. 20037
                         Telephone: (202) 828-0850
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)
                                ------------
                                  Copy to:
                           Morris J. Kramer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                            New York, N.Y. 10022
                         Telephone: (212) 735-3000



                    PQR Acquisition Corporation, a Delaware corporation
               (the "Purchaser") and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (as amended, the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (including the associated rights), all outstanding shares of Series G Convertible Preferred Stock, par value $.01 per share, and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock, of Exide Electronics Group, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

               ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                    On October 16, 1997, the Company announced that it
               had executed a definitive merger agreement with BTR plc and BTR Acquisition Corporation, a subsidiary of BTR plc (together with BTR plc, "BTR"), providing for, among other things, the acquisition of the Company by BTR at a price of $29.00 per share of common stock and $15.525 per warrant to purchase one common share.

               ITEM 10.  ADDITIONAL INFORMATION

                    On October 16, 1997, Parent announced that it had
               extended the Offer until 5:00 p.m., New York City time, on October 30, 1997, unless further extended. The Offer was scheduled to expire at 5:00 p.m., New York City time, on October 16, 1997. As of the close of business on October 15, 1997, approximately 32,000 Exide Shares had been tendered.

                    The full text of Parent's October 16, 1997 press
               release is set forth in Exhibit (a)(15) hereto and is incorporated herein by reference.

               ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

                    (a)(15)  Press release issued by Parent on October
               16, 1997


                                       Signature

                    After due inquiry and to the best of my knowledge
               and belief, I certify that the information set forth in this Statement is true, complete and correct.

               Dated: October 17, 1997

                                        PQR ACQUISITION CORPORATION

                                        By: /s/ Patrick W. Allender
                                           Name:  Patrick W. Allender
                                           Title: Vice President and Treasurer

                                        DANAHER CORPORATION

                                        By: /s/ Patrick W. Allender
                                           Name:  Patrick W. Allender
                                           Title: Senior Vice President,
                                                  Chief Financial Officer
                                                  and Secretary


                                     Exhibit Index

               Exhibit                                              Page
               Number     Exhibit Name                            Number

               (a)(15)   Press release issued by Parent on
                         October 16, 1997                           5